Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)
For the Years Ended December 31,	2014		2013		2012	2011	2010
Income (loss) from continuing operations before income tax provision and cumulative effect of change in accounting principle	$1.5		$(154.8)		$232.3	$322.1	$124.2
(Income) loss recognized on less than fifty percent owned persons	8.9		15.3		(4.9)	(7.4)	(2.5)
Noncontrolling interest in the income of subsidiary with fixed charges	(12.2)		(7.6)		(9.4)	(8.8)	(8)
	$(1.8)		$(147.1)		$218.0	$305.9	$113.7
Fixed Charges:
Interest expense	$107.9		$62.3		$68.8	$90.1	$60.7
Portion of rents deemed to be interest	7.6		7.5		8.3	7.1	7
Capitalized interest	5.3		45.7		24.5	12.1	12.5
Amortization of debt expense	1.9		3.8		3.5	3.6	3.1
Fixed Charges excluding capitalized interest	122.7		119.3		105.1	112.9	83.3
Earnings adjustments:
Capitalized interest	(5.3)		(45.7)		(24.5)	(12.1)	(12.5)
Earnings, as adjusted	$115.6		$(73.5)		$298.6	$406.7	$184.5
Ratio of earnings to fixed charges	—	(1)	—	(1)	2.8	3.6	2.2

(1) For the years ended December 31, 2014 and 2013, fixed charges exceeded earnings by $7.1 million and $192.8 million, respectively.